SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                                 Amendment No. 2

                            (Name of Subject Company)

                Capital Realty Investors III Limited Partnership
                         a Maryland limited partnership

                             at $100.00 Net Per Unit

                                       by

               Equity Resource Lexington Fund Limited Partnership,
                       a Massachusetts limited partnership
                          Equity Resources Group, Inc.,
                           a Massachusetts corporation

                              Eggert Dagbjartsson,
                                  an individual

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                 14 Story Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee

================================================================================

         Transaction Valuation*                          Amount of Filing Fee
               $1,200,000                                       $240.00
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*        For purposes of calculating the filing fee only. This calculation assumes the purchase of 12,000 Units at a purchase price of $100 per Unit in the Partnership.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
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         Amount Previously Paid:    $240.00        Filing        Equity Resource
         Form of Registration No.:  Schedule TO    Party:        Lexington Fund
                                                                 Limited
                                                                 Partnership
                                                                 Not Applicable

                                                   Date Filed:   May 10, 2001
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

                                 FINAL AMENDMENT

         This Final Amendment (the Final Amendment) to the Tender Offer Statement on Tender Offer Schedule TO (the Schedule TO) filed by Equity Resources Lexington Fund Limited Partnership, a Massachusetts limited partnership, Equity Resources Group, Inc., a Massachusetts corporation, and Eggert Dagbjartsson, an individual (together, the "Purchaser") with the Securities and Exchange Commission on May 11, 2001, reports the final results of the offer by the Purchaser to purchase 12,000 units (the "Units") of limited partnership interests in Capital Realty Investors III Limited Partnership, a Maryland limited partnership (the "Partnership"), at $100.00 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after May 11, 2001 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"), and less the $100 transfer fee charged by the general partner of the Partnership.

         Item 4. Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph:

The Offer expired at 12:00 Midnight, Eastern Time, on June 26, 2001. Pursuant to the Offer, the Purchaser has accepted an aggregate of 1,790 Units at a price of $100 per Unit, less the $100 transfer fee, for an aggregate amount of $160,400.

                                   SIGNATURES

            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:      May 24, 2001     Equity Resource Lexington Fund Limited Partnership,
                                     a Massachusetts limited partnership

                                     By:  /s/    Eggert Dagbjartsson
                                          --------------------------------------
                                                   Eggert Dagbjartsson
                                                   General Partner

                                     Equity Resources Group, Inc.
                                     A Massachusetts Corporation

                                     By:  /s/    Eggert Dagbjartsson
                                          --------------------------------------
                                                   Eggert Dagbjartsson
                                                   Executive Vice President

                                     Eggert Dagbjartsson

                                     By:  /s/    Eggert Dagbjartsson
                                          --------------------------------------
                                                   Eggert Dagbjartsson
                                                   Eggert Dagbjartsson

                                  EXHIBIT INDEX

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Exhibit No.                     Description
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(a)(1) -        Offer to Purchase, dated May 11, 2001*
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(a)(2) -        Transmittal letter, dated May 11, 2001, as amended
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(a)(3) -        Agreement of Sale*
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(a)(4)          Summary Advertisement*
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(a)(5)--        Not applicable.
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(b) -           Not applicable.
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(c) -           Not applicable.
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(d)(1)-         Not applicable.
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(e) -           Not applicable.
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(f) -           Not applicable.
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(g)             Not applicable
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(h)             Not applicable.
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* Previously filed